UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HIGHER ONE HOLDINGS, INC.

(Name of Subject Company)

HIGHER ONE HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42983D104

(CUSIP Number of Class of Securities)

Marc Sheinbaum

President and Chief Executive Officer

Higher One Holdings, Inc.

115 Munson Street

New Haven, CT 06511

(203) 776-7776

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Ethan A. Klingsberg, Esq. Neil Markel, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Thomas Kavanaugh Vice President, General Counsel and Secretary Higher One Holdings, Inc. 115 Munson Street New Haven, CT, 06511 (203) 776-7776

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) originally filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2016 by Higher One Holdings, Inc., a Delaware corporation (the “Company”), and amended on July 25, 2016 in connection with the tender offer by Winchester Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock of the Company, par value $0.001 per share (each, a “Share”), at a price of $5.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes. The tender offer is described in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed with the SEC by Parent, Purchaser and Blackboard Super Holdco, Inc. on July 7, 2016 and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 7, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended and or supplemented from time to time, together with the Offer to Purchase, the “Offer”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

“Consummation of the Offer and the Merger

At 9:00 a.m., New York City time, on August 4, 2016, the Offer and withdrawal rights expired as scheduled. The Offer was not extended. The depositary for the Offer (the “Depositary”) has advised Purchaser that, as of the Offer Expiration Time, a total of 36,175,852 Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 74% of the issued and outstanding Shares. As a result, the Minimum Tender Condition has been satisfied. All Shares that were validly tendered and not properly withdrawn pursuant to the Offer have been accepted for payment. In addition, the Depositary has also advised Purchaser that, as of the expiration of the Offer, notices of guaranteed delivery had been delivered for 507,590 Shares, representing approximately 1% of the issued and outstanding Shares.

As a result of Purchaser’s acceptance of Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owned at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Shortly after the completion of the Offer, Parent and Purchaser completed the merger pursuant to the terms of the Merger Agreement and without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by Parent, Purchaser, the Company or any of their respective wholly-owned subsidiaries or (ii) Shares held by stockholders who properly exercised appraisal rights under Delaware law, were cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes.

Following the consummation of the Merger, the Company requested that the New York Stock Exchange suspend trading of the Shares and file with the SEC a Notification of Removal from Listing and/or Registration on Form 25 to delist and deregister the Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended.

On August 4, 2016, Blackboard Inc. issued a press release announcing the expiration and results of the Offer and a press release announcing the completion of the merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HIGHER ONE HOLDINGS, INC.

Date: August 4, 2016	By:	/s/ Marc Sheinbaum
Name: Marc Sheinbaum
Title: President and Chief Executive Officer

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